UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.
File Nos. 333-178049 and 1-33843 - CF#36329

Synacor, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 18, 2011, Form 10-K filed March 12, 2015 and Forms 10-Q filed on August 13, 2013, May 15, 2014, May 14, 2015, May 16, 2016, August 14, 2017 and May 15, 2017.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.13.1	S-1	11/18/2011	through May 31, 2020
10.13.2	S-1	11/18/2011	through May 31, 2020
10.1.1	10-Q	08/13/2013	through May 31, 2020
10.1.2	10-Q	08/13/2013	through May 31, 2020
10.1	10-Q	05/15/2014	through May 31, 2020
10.13.6	10-K	03/12/2015	through May 31, 2020
10.1	10-Q	05/14/2015	through May 31, 2020
10.3	10-Q	05/16/2016	through May 31, 2020
10.1	10-Q	08/14/2017	through May 31, 2020
10.1	10-Q	05/15/2017	through May 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary